                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                RDO Equipment Co.
                                -----------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                   749413-10-0
                                 (CUSIP Number)

                                Ronald D. Offutt
                                RDO Equipment Co.
                           2829 South University Drive
                                 Fargo, ND 58109
                                 (701) 239-8730
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With a copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer Wolff & Donnelly LLP
                                 3300 Plaza VII
                               45 South 7th Street
                              Minneapolis, MN 55402

                                December 8, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.


Note: Schedules filed in paper formats shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

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                                  SCHEDULE 13D
-----------------------                            -----------------------------
Cusip No. 749413 10 0                               Page 2 of 5 Pages
--------------------------------------------------------------------------------
     1
              Name of Reporting Persons
              S.S. or I.R.S. Identification No. of Above Persons

              Ronald D. Offutt
--------------------------------------------------------------------------------
     2
              Check the Appropriate Box if a Member of a Group       (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3
              SEC Use Only
--------------------------------------------------------------------------------
     4
              Source of Funds

              PF
--------------------------------------------------------------------------------
     5
              Check Box if Disclosure of Legal Proceedings is Required
              Pursuant to Items 2(d) or 2(e)     |_|
--------------------------------------------------------------------------------
     6
              Citizenship or Place of Organization

              United States of America
--------------------------------------------------------------------------------
                7
                    Sole Voting Power

     Number of      8,082,184 (includes 7,450,492 shares of Class B Common
      Shares        Stock which is convertible into 7,450,492 shares of
   Beneficially     Class A Common Stock)
      owned         ------------------------------------------------------------
     by each     8
    reporting       Shared Voting Power
   person with:
                    0
                    ------------------------------------------------------------
                 9
                    Sole Dispositive Power

                    8,082,184 (includes 7,450,492 shares of Class B
                    Common Stock which is convertible into 7,450,492
                    shares of Class A Common Stock)
                    ------------------------------------------------------------
                10
                    Shared Dispositive Power

                    0
                    ------------------------------------------------------------

    11
              Aggregate Amount Beneficially Owned by Each Reporting Person

              8,082,184 (includes 7,450,492 shares of Class B Common Stock which is convertible into 7,450,492 shares of Class A Common Stock)
--------------------------------------------------------------------------------
     12
              Check Box if the Aggregate amount in Row (11) Excludes Certain
              Shares           |_|
--------------------------------------------------------------------------------
     13
              Percent of Class Represented by Amount in Row (11)

              61.0%
--------------------------------------------------------------------------------
     14
              Type of Reporting Person

              IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

         Pursuant to Rule 13d-2(a), this Schedule 13D amends Mr. Offutt's Amendment No. 2 to Schedule 13G dated April 1, 2000.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of RDO Equipment Co., a Delaware corporation ("RDOE"). The address of the principal executive offices of RDOE is 2829 South University Drive, Fargo, ND 58109.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by and on behalf of Ronald D. Offutt.

         (b) Mr. Offutt's principal business and office address is 2829 South University Drive, Fargo, ND 58109.

         (c) Mr. Offutt currently is the Chairman of the Board and the Chief Executive Officer of RDOE.

         (d) - (e) During the last five years, Mr. Offutt has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr.Offutt is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 8, 2000, Mr. Offutt purchased 200,000 shares of Class A Common Stock of RDOE (the "Shares") in an open market brokerage transaction, at a sales price of $2.50 per share (including brokers' commissions), an aggregate sales price of $500,000.00. Mr. Offutt paid cash for these shares and no funds used to purchase these shares were borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Offutt purchased the Shares because he believes the market price of the Class A Common Stock is significantly undervalued, making it a good investment. Mr. Offutt reserves the right to exercise any and all of his respective rights as a stockholder of RDOE (including any potential future acquisition or disposition of shares) in any manner consistent with his equity interest and as permitted by applicable law.

         As of the date hereof, except as noted in the above preceding paragraph, Mr. Offutt has no plans or proposals regarding:

        (i) Any extraordinary corporate transaction such as a merger, reorganization or liquidation involving RDOE or any of its securities;

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       (ii)       A sale or transfer of a material amount of assets of RDOE or any of its subsidiaries;

      (iii) Any change in the present Board of Directors or management of RDOE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

       (iv) Any material change in the present capitalization or dividend policy of RDOE;

        (v) Any other material change in RDOE's business or corporate structure;

       (vi) Changes in RDOE's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of RDOE by any person;

      (vii) Causing a class of securities of RDOE to be delisted from a national securities exchange or to cease to be authorized to be quoted in the New York Stock Exchange market;

     (viii) A class of the equity securities of RDOE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (ix)       Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of December 8, 2000, Mr. Offutt beneficially owned 631,692 (10.9% of the Class A Common Stock, including 78,000 shares issuable upon exercise of stock options) and 7,450,492 shares (100% of the Class B Common Stock) for an aggregate of 8,082,184 shares (61.0% of the Class A Common Stock and Class B Common Stock on an as converted basis based upon 13,181,500 shares outstanding on December 15, 2000, as reported in RDOE's most recent Form 10-Q filed on December 15, 2000). These shares exclude 12,903 shares of Class A Common Stock owned by Mr. Offutt's spouse as to which shares he disclaims any beneficial ownership.

        (b) Mr. Offutt has sole voting and dispositive power with respect to the 8,082,184 shares of Class A Common Stock owned of record by Mr. Offutt.

        (c)       See the disclosure under Item 5(a) above.

        (d)       Not applicable.

        (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Offutt entered into a Stock Option Agreement, dated February 1, 1994, as amended, with each of Allan F. Knoll, Office of the Chairman and Corporate Secretary of RDOE and Paul T. Horn, Office of the Chairman and President of RDOE, pursuant to which Mr. Knoll has an option to purchase 608,595 shares of Class A Common Stock at an exercise price of $3.03 per share and Mr. Horn has an option to purchase 383,005 shares of Class A Common Stock at an exercise price of $3.03 per share. Each Stock Option Agreement expires on February 1, 2020.

         Except as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Offutt and any other person with respect to any securities of RDOE.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit 7.1 Stock Option Agreement, dated February 1, 1994, between Ronald D. Offutt and Allan F. Knoll, as amended (filed herewith electronically).

         Exhibit 7.2 Stock Option Agreement, dated February 1, 1994, between Ronald D. Offutt and Paul T. Horn, as amended (filed herewith electronically).


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 18, 2000.                   /s/ Ronald D. Offutt
                                            ------------------------------------
                                            Ronald D. Offutt





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